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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ---------------------


                                    FORM 11-K



         [X]   ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                    For the Fiscal Year Ended March 31, 2003
                                       OR
         [ ]    TRANSITION REPORT PURSUANT TO SECTION 15 (d)
                      OF THE SECURITIES EXCHANGE ACT OF 1934



          TXU DEFERRED COMPENSATION PLAN FOR DIRECTORS OF SUBSIDIARIES

                           Commission File No. 1-12833



                                    TXU Corp.


               ENERGY PLAZA, 1601 BRYAN, DALLAS, TEXAS 75201-3411


        (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)



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

                                TABLE OF CONTENTS

FINANCIAL INFORMATION                                                                                      PAGE
                                                                                                           ----
The following financial statements are furnished for the Plan:

     Statements of Financial Condition at March 31, 2003 and 2002.................................            1

     Statements of Operations and Changes in Plan Equity for the Three
         Years Ended March 31, 2003, 2002, and 2001...............................................            2

     Notes to Financial Statements................................................................            3

     Schedules I, II and III have been omitted because the required information is shown in the financial statements or notes or the information is not applicable to this Plan.

INDEPENDENT AUDITORS' REPORT......................................................................            6

PLAN ADMINISTRATOR'S SIGNATURE....................................................................            7

EXHIBITS

     The following exhibits are filed herewith:

     Exhibit 23       -  Independent Auditors' Consent
     Exhibit 99(a)    -  Section 906 Certificate of Secretary and Assistant
                         Treasurer and Plan Administrator*
     Exhibit 99(b)    -  Section 906 Certificate of Assistant Secretary*

*Pursuant to Item 601(b)(32)(ii) of Regulation S-K, this certificate is not being "filed" for purposes of Section 18 of the Securities Exchange Act of 1934.







                                  (i)



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            TXU DEFERRED COMPENSATION PLAN FOR DIRECTORS OF SUBSIDIARIES

                        STATEMENTS OF FINANCIAL CONDITION



                                                                                 March 31,
                                                                          ----------------------
                                                                           2003             2002
                                                                           -----            ----


Investment in securities of participating employers-
   Common stock of TXU Corp., at fair value as determined by
   quoted market prices (historical cost: 2003 - $657,771;
    2002 - $513,346) (Note 3)...................................       $288,581           $729,887

Dividends receivable............................................          2,022              8,035

Cash and cash equivalents.......................................            662                558
                                                                       --------           --------

    Total assets and Plan equity................................       $291,265           $738,480
                                                                       ========           ========



See Notes to Financial Statements.





                                        1
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           TXU DEFERRED COMPENSATION PLAN FOR DIRECTORS OF SUBSIDIARIES

               STATEMENTS OF OPERATIONS AND CHANGES IN PLAN EQUITY


                                                                                           For the Years Ended
                                                                                                March 31,
                                                                                 -----------------------------------
                                                                                    2003          2002          2001
                                                                                 ---------       ------        -----

Additions (deductions):
  Net investment income:
     Dividends on common stock of TXU Corp.......................                   $22,917       $31,744       $23,346
     Interest....................................................                        61           145           151
                                                                                  ---------     ---------     ---------
        Net investment income....................................                    22,978        31,889        23,497

  Change in appreciation  (depreciation) of investments  (including
   realized gains or losses) (Note 3)............................                  (585,701)      172,550       108,636


  Contributions and deposits (Note 4):
        Participating directors' compensation deferrals..........                   128,000       132,000       116,000
                                                                                  ---------     ---------     ---------
             Total additions (deductions)........................                  (434,723)      336,439       248,133

Distributions:
     Distributions to withdrawing participants...................                    12,492        15,308          -
                                                                                  ---------     ---------     ---------

Net additions (deductions).......................................                  (447,215)      321,131       248,133

Plan equity, beginning of year...................................                   738,480       417,349       169,216
                                                                                  ---------     ---------     ---------

Plan equity, end of year.........................................                  $291,265     $738,480       $417,349
                                                                                  =========     ========      -========





See Notes to Financial Statements.



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                TXU DEFERRED COMPENSATION PLAN FOR DIRECTORS OF SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS

1. Plan Description -- The TXU Deferred Compensation Plan for Directors of Subsidiaries (Plan) is sponsored by TXU Corp. (Company) and is administered by the Organization and Compensation Committee of the Company's Board of Directors. Members of the boards of directors and/or advisory boards of directors of participating subsidiaries of the Company who are not current or former officers or employees of the Company or any of its subsidiaries (Outside Directors) are eligible to participate in the Plan. The Plan allows Outside Directors to defer a percentage of their annual retainer exclusive of any attendance fee or other compensation in 25% increments up to 100%.

        A participant's benefits under the Plan are provided through an irrevocable grantor trust established by the Company as agent for the participating subsidiaries. The trust assets contributed by a participating subsidiary are subject to the claims of the general creditors of the participating subsidiary. At the beginning of the Plan year, each participating subsidiary provides the trust with funds equal to the annual deferrals of the participating subsidiary's participants. The trustee invests such funds in shares of common stock of the Company (Common Stock). The trustee uses any cash dividends received on Common Stock held in the trust to buy additional shares of Common Stock.

        A participant's deferrals are credited to the participant's account under the Plan and are converted into performance units on the basis of the number of shares of Common Stock that can be purchased with the deferral amounts as of the applicable date. Additional performance units are credited to a participant's account, determined by multiplying the number of performance units in the participant's account by the amount of any regular or special cash dividend declared on each share of Common Stock and dividing the product by the amount paid by the trust for a share of Common Stock with the dividend amounts received by the trust.

        On the expiration of the applicable maturity period elected by a participant (not fewer than 3 years and not more than 10 years), the value of the participant's account at maturity is paid in whole shares of Common Stock or in cash at the participant's election. In the event a participant's service is terminated because of death or disability, amounts in the participant's account shall mature upon such termination. In the event a participant's service terminates for reasons other than death or disability, amounts in the participant's account shall mature at the end of the applicable maturity period. If the participant's service terminates prior to the end of a Plan year, the deferred amount and the dividend equivalent credits earned will be recomputed as of the termination date. The deferred amount and dividend equivalent credits that are unearned will be forfeited and revert back to the Company.

        In the event of a change in control of the Company, forfeiture provisions are eliminated; amounts maturing within 12 months are to be paid within 30 days of the change in control; and amounts maturing more than 12 months from the change in control may, at the election of the Outside Director, be paid on the first anniversary of the change in control or when they would otherwise mature.

        The number of participants at March 31, 2003 and 2002 was 21 and 22, respectively.

2. Summary of Significant Accounting Policies:

        Basis of Accounting -- The financial statements of the Plan are prepared under the accrual method of accounting.

        Use of Estimates -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of Plan assets and changes therein. Actual results could differ from those estimates.

                                        3
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        Expenses -- All costs and expenses of the Plan and its administration except expenses incurred in the acquisition or disposition of investments are paid by the Company.

3. Plan Investments -- The historical cost, fair value and unrealized appreciation (depreciation) of investments at March 31, and for the years then ended, are as follows:


                                          Number of   Historical   Market    Appreciation/
      Common stock of TXU Corp             Shares        Cost      Value    (Depreciation)
      ------------------------             ------        ----      -----    --------------
          2003                              16,167 (a) $657,771    $288,581   $(369,190)
          2002                              13,390 (b) $513,346    $729,887    $216,541
          2001                               9,946 (c) $365,619    $410,987    $ 45,368


------------------------------
(a) Represents 0.0050% of the outstanding shares of common stock of TXU (322,155,194 at March 31, 2003).
(b) Represents 0.0050% of the outstanding shares of common stock of TXU (266,124,117 at March 31, 2002).
(c) Represents 0.0039% of the outstanding shares of common stock of TXU (258,138,897 at March 31, 2001).

       The investment in Common Stock is stated at fair value based upon the last reported sale price on recognized exchanges on the last business day of the Plan year. Changes in the fair value are reflected as unrealized appreciation (depreciation). The cost basis of Plan investments was changed from average cost to first-in first-out during the 2003 Plan year. The effect of the change was not material.

       During the 2003, 2002 and 2001 Plan years, realized gains and losses (reflected in the change in appreciation (depreciation) of investments) were immaterial. Distributions for maturing accounts are paid from new contributions to the extent available, and the ownership of performance units is effectively transferred from the maturing account to the new participant's account. This minimizes realized gain or loss because the Plan's investments are generally not sold and repurchased.

       The Plan's investment in Common Stock is subject to various risks, such as interest rate, credit and overall market volatility. Therefore, it is reasonably possible that changes in the value of Common Stock will occur in the near term and that such changes could materially affect the amounts reported in the statement of financial condition.

4. Plan Contributions -- Contributions by participating Outside Directors for the Plan years ended March 31, 2003, 2002 and 2001 were $128,000, $132,000 and $116,000, respectively.

5. Distributions Payable -- In accordance with Plan requirements, accounts maturing at March 31, 2003 resulted in distributions totaling $44,605 paid in April 2003.

6. Federal Income Taxes -- The Plan does not, and is not intended to, meet the requirements of a tax-qualified plan under Section 401(a) of the Internal Revenue Code (Code). Therefore, the trust which the Company has established under the Plan in order to provide Plan benefits is not exempt from federal income taxes under Section 501 (a) of the Code.

       Based on the Code and the regulations thereunder as currently in effect:

      (a) A participant's elective deferrals under the Plan, and any dividends, interest or other income thereon will not be subject to federal income tax until the year such amounts are paid or otherwise made available to the participant.

      (b) Elective deferrals under the Plan are not deductible by the participant on his or her federal income tax return, since elective deferrals are not includable in the participant's income.

                                        4
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      (c)   Amounts distributed under the Plan will be taxable as ordinary income to the participant in the year of such distribution.

7. Amendment or Termination -- The Company's Board of Directors may amend, terminate, or suspend the Plan at any time. An amendment or modification of the Plan may affect active participants as well as future participants, but no amendment or modification of the Plan for any reason may diminish any participant's account as of the effective date thereof. Upon termination of the Plan, the deferred amount and dividend equivalent credits will be recomputed as of the date of termination.




                                        5
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INDEPENDENT AUDITORS' REPORT


Organization and Compensation Committee,
   TXU Deferred Compensation Plan
   for Directors of Subsidiaries:

We have audited the accompanying statements of financial condition of the TXU Deferred Compensation Plan for Directors of Subsidiaries (The "Plan") as of March 31, 2003 and 2002, and the related statements of operations and changes in plan equity for the years ended March 31, 2003, 2002 and 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan at March 31, 2003 and 2002, and the related operations and changes in plan equity for each of the three years in the period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America.





DELOITTE & TOUCHE LLP

Dallas, Texas
June 30, 2003



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                                    SIGNATURE

       Pursuant to the requirements of the Securities Exchange Act of 1934, the Organization and Compensation Committee of the Board of Directors of TXU Corp. has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


            TXU DEFERRED COMPENSATION PLAN FOR DIRECTORS OF SUBSIDIARIES



                   By      /s/ Peter B.Tinkham
                        ---------------------------
                                Peter B. Tinkham
                               Plan Administrator,
                          Organization and Compensation
                                    Committee


June 30, 2003


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